UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35711 / August 12, 2025

_____

In the Matter of   :
                                                                                                             :
DENALI STRUCTURED RETURN STRATEGY FUND   :
NIAGARA INCOME OPPORTUNITIES FUND   :
LIQUID STRATEGIES, LLC   :
TETON PRIVATE INCOME FUND L.P.   :
                                                                                                             :
3550 Lennox Road NE   :
Suite 2550   :
Atlanta, GA 30326   :
                                                                                                             :
(812-15620)   :
                                                                                                             :
_____ :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Denali Structured Return Strategy Fund, *et al*. filed an application on August 28, 2024 and amendments to the application on March 17, 2025, April 15, 2025, and July 16, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On July 17, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35682). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Denali Structured Return Strategy Fund, *et al*. (File No. 812-15620) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.